
Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

January 21, 2004
Our ref. No. PI 031

The U.S. Securities and Exchange Co[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fin
Mail Stop 3-7
Washington, D.C. 20549


04012395

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Announcement of the Appointment of New President**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office



6-3. MARUNOUCHI 2-CHOME. CHIYODA-KU. TOKYO 100-8086. JAPAN

January 21, 2004

News Release
Press Release

We are pleased to announce that the following changes of officers, effective as of April 1, 2004, were resolved at the Meeting of the Board of Directors held today.

1. Mr. Minoru Makihara will become Senior Corporate Advisor.
2. Mr. Mikio Sasaki will become Chairman of the Board of Directors, succeeding Mr. Minoru Makihara.
3. Mr. Yorihiko Kojima, currently Senior Executive Vice President, will become President, Chief Executive Officer of Mitsubishi Corporation, succeeding Mr. Mikio Sasaki.



6-3, MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

January 21, 2004

Name:	Mikio Sasaki
Occupation:	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation
Date of Birth:	October 8, 1937
Education:	B.S. Industrial Engineering & Management, Waseda University, Tokyo, Japan, 1960

Business Career:

April 1960	Joined Mitsubishi Corporation (Machinery Department), Tokyo, Japan
March 1966	Mitsubishi International G. m. b. H. Duesseldorf, West Germany
November 1966	Mitsubishi Corporation, London Branch
November 1971	Mitsubishi Corporation, Tokyo (Heavy Machinery Department)
November 1977	Mitsubishi International Corporation, Iran, Ltd. Teheran, Iran
September 1979	President, Mitsubishi International Corporation, Iran, Ltd.
June 1981	Mitsubishi Corporation, Tokyo (Heavy Machinery Department)
February 1985	General Manager, Heavy Machinery Department
July 1989	General Manager, Ship & Plant Division
March 1991	Executive Vice President, Mitsubishi International Corporation, New York, U.S.A.
June 1992	Director, Mitsubishi Corporation Executive Vice President, Mitsubishi International Corporation
April 1993	President, CEO, Mitsubishi International Corporation
June 1994	Managing Director, Mitsubishi Corporation President, CEO, Mitsubishi International Corporation
June 1995	Managing Director, Administration, Mitsubishi Corporation,
April 1998	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation, Tokyo, Japan



6-3. MARUNOUCHI 2-CHOME. CHIYODA-KU. TOKYO 100-8086. JAPAN

January 21, 2004

Name:	Yorihiko Kojima
Occupation:	Member of the Board, Senior Executive Vice President, Mitsubishi Corporation
Date of Birth:	October 15, 1941
Education:	B.S. Engineering, Tokyo University, Tokyo, Japan, 1965
Business Career:	
May 1965	Joined Mitsubishi Corporation (Heavy Machinery Department), Tokyo, Japan
September 1977	Mitsubishi Corporation Staff Union
December 1978	Olayan Saudi Holdings Co., Ltd., Saudi Arabia
December 1980	Mitsubishi Corporation, Tokyo (Heavy Machinery Department)
October 1985	Mitsubishi International Corporation, New York, U.S.A.
June 1992	General Manager, Corporate Planning Office, Mitsubishi Corporation, Tokyo
June 1995	Director, Mitsubishi Corporation
February 1996	Director, Coordination, Mitsubishi Corporation
April 1997	Managing Director, Coordination, Mitsubishi Corporation
April 1998	Managing Director, Administration, Mitsubishi Corporation
April 2000	Managing Director, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation
April 2001	Executive Vice President, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation
June 2001	Member of the Board, Senior Executive Vice President, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation, Tokyo, Japan